Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 14, 2020

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Ucommune International Ltd Amendment No. 1 to Registration Statement on Form F-4 Filed September 22, 2020 File No. 333-248191

Dear SEC Officers:

On behalf of our client, Ucommune International Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated October 8, 2020 (the “Staff’s Letter”) regarding the Amendment No.1 to Registration Statement on Form F-4 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

October 14, 2020 Page | 2

Amendment No. 1 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 75

1.	We reissue our prior comment 1. We note your response, including your revised disclosure that the “Reincorporation Merger should qualify as a ‘reorganization’ within the meaning of Section 368 of the Code and, as a result, a U.S. Holder ... should not recognize gain or loss on the exchange of ORSN Common Stock, the ORSN Rights, or ORSN Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Business Combination.” Your revised disclosure, including that the Reincorporation Merger “should” qualify as a reorganization within the meaning of Section 368, appears to provide representations as to tax consequences of the transactions, and such consequences appear to be material. Please file a tax opinion regarding the material tax consequences of the transactions. Refer to Item 4(a)(6) of Form S-4, Item 601 of Regulation S-K, and Section III.A. of Staff Legal Bulletin 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and should explain why it cannot give a firm opinion. Please also revise your risk factor disclosure accordingly.

In the alternative, if the U.S. tax consequences of the transactions are unknown, please revise to make this clear in your disclosure. If true, please also revise your disclosure to state that you cannot take the position that the transactions will be treated, for U.S. federal income tax purposes, as non-taxable transactions because of an absence of guidance.

Response: The disclosure throughout the Amended Registration Statement has been revised in accordance with the Staff’s comment. The tax opinion has been added to the Amended Registration Statement as Exhibit 8.1 in accordance with the Staff’s comment.

Exhibits

2.	We note the consent filed as Exhibit 23.6. Please remove the statement that the assessment of valuation is “for reference only,” as investors are entitled to rely on the disclosure in the prospectus. Please also file the valuation as an exhibit as required by Item 21(c) to Form F-4.

Response: Exhibit 23.6 has been revised to indicate that the information was provided for “informational purposes only.” The presentation provided to the Board of Directors included a legend indicating the same thing.

The Company believes that including the report as an exhibit, which was not an opinion and produced for informational purposes only, could be misleading to investors, and therefore has not filed it. The concern with the report is that it contains an analysis on projected revenue and EBITDA, which was subsequently revised downward by Ucommune. The Company is concerned that, notwithstanding any legends included in the Amended Registration Statement, investors may review the information in the report and believe it is still applicable. Given the potentially misleading nature of the information and the detailed analysis already included in the Amended Registration Statement, the Company does not believe that including the report would benefit investors.

General

3.	Please reference our comment letter dated October 8, 2020 relating to the preliminary proxy statement on Schedule 14A filed by Orisun Acquisition Corp. on September 22, 2020. Please revise your registration statement to address the comments contained in this letter, to the extent applicable.

Response: The disclosure in the Amended Registration Statement has been revised in accordance with the Staff’s comment letter dated October 8, 2020. A separate response to that letter has been filed concurrently with this letter.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner